Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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August 20, 2007

VIA FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ronald E. Alper, Esq.

Re:	Endeavor Acquisition Corp.
Amendment No. 1 Preliminary proxy Statement on Schedule 14A
Filed August 20, 2007
File No. 001-32697

Ladies and Gentlemen:

Please be advised that Endeavor Acquisition Corp. has filed an amendment to its preliminary proxy statement on Schedule 14A to provide 2005 audited financial statements and 2004 financial statements for American Apparel, Inc. as previously discussed with the Staff. We appreciate the Staff’s efforts and welcome the continued opportunity to work with the Staff to ensure that the proxy statement provides investors with all practicable and relevant information. We would also ask the Staff’s assistance in helping us meet our December 2007 deadline for consummating the transactions described in the proxy statement by giving the proxy statement the highest priority in the review process.

To assist in the Staff’s review, the financial printer will be sending you three clean and three marked courtesy copies of the filing. The marked copies will show changes from the original filing, with the vast majority of the changes relating to the new financial statements and updating previously provided stub financials from March 31, 2007 to June 30, 2007.

If there is anything we can do to expedite the process, please let us know.

Very truly yours, /s/ Brian L. Ross Brian L. Ross